SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date
August 16, 2006

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published August 15 and August 16, 2006.

Best regards,

Skanska AB

Marianne Bergström

06016413

Published	Item	Document name	Required by
August 15, 2006	Press Release	Skanska to build tax office in Oslo for NOK 360 million, approximately SEK 420 million	law and by the listing agreement with Stockholm Stock Exchange
August 16, 2006	Press Release	Skanska appoints new SVP Communications	law and by the listing agreement with Stockholm Stock Exchange

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Press Release

August 15, 2006

Skanska to build tax office in Oslo for NOK 360 million, approximately SEK 420 million

Skanska has secured the assignment to construct an office building for the Norwegian Tax Authority. The contract value amounts to NOK 360 million, approximately SEK 420 million, which will be included in order bookings for the third quarter.

The client is ROM eiendom AS, which has been commissioned to develop the tax authority's new premises in central Oslo.

Skanska is to construct an eight-story building with a gross floor area of 24,000 square meters. Project-planning work is under way and construction is scheduled to begin in early 2007. The building is scheduled for completion in December 2008.

Skanska Norway focuses on construction and civil engineering operations. The unit has about 4,200 employees and reported sales of approximately SEK 10.5 billion in 2005. In Norway, Skanska is also active in the market for the development of residential projects and in Private Public Partnership (PPP) projects.

For further information please contact:

Per-Lennart Berg, Deputy Press Officer, Skanska AB, tel +46 8 753 88 99
Geir Linge, Communications Adviser, Skanska Norway,
tel +47 92 25 11 25

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

Press release

August 16, 2006

Skanska appoints new SVP Communications

Karin Lepasoon (formerly Avasalu) has been appointed the new Senior Vice President Communications of Skanska AB. She will assume her new position on September 25 and report to Skanska's President and CEO, Stuart Graham.

She is succeeding Peter Gimbe, who has decided to return to his former position in Skanska as Group Press Officer. Anna Wenner, the current Group Press Officer, will take on a new opportunity in Skanska as project leader of Skanska's efforts in building a stronger employer and recruiting brand.

Karin Lepasoon is currently Vice President Corporate Communications at Gambro. Before joining Gambro Lepasoon was Marketing Director at Intermec Technologies, a leading company in bar code identification systems. She holds a Master of Laws from the University of Lund, Sweden and a Master of European Community Law from the University of Leiden, the Netherlands.

For further information please contact:

Peter Gimbe, Senior Vice President, Corporate Communications,
Skanska AB, tel +46 8 753 88 38

This and previous press releases are available at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.